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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)*
SIRNA THERAPEUTICS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
829669100
(CUSIP Number)
Linda H. Hanauer
Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	829669100	SCHEDULE 13D/A	Page	2	of	7

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
VENROCK ASSOCIATES, IRS IDENTIFICATION NO. 13-6300995

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
N/A
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

7	SOLE VOTING POWER:

NUMBER OF	0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
N/A
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[1]	Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D/A.

CUSIP No.	829669100	SCHEDULE 13D/A	Page	3	of	7

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
VENROCK ASSOCIATES III, L.P., IRS IDENTIFICATION NO. 13-4120290

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
N/A
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

7	SOLE VOTING POWER:

NUMBER OF	0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
N/A
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	829669100	SCHEDULE 13D/A	Page	4	of	7

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
VENROCK ENTREPRENEURS FUND III, L.P., IRS IDENTIFICATION NO. 13-4161054

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
N/A
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

7	SOLE VOTING POWER:

NUMBER OF	0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
N/A
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	829669100	SCHEDULE 13D/A	Page	5	of	7
     The following constitutes Amendment No. 8 to the Schedule 13D previously filed by the undersigned (the “Schedule 13D/A”), with respect to the common stock, $.01 par value per share (the “Common Stock”), of Sirna Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D is amended as follows and, except as otherwise provided herein, all items of the Schedule 13D, as amended, remain unchanged.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 30, 2006, and amended as of December 21, 2006, by and among Merck & Co., Inc., a New Jersey corporation (“Merck”), Spinnaker Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Merck (“Merger Sub”), and the Issuer, on December 29, 2006, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Merck (the “Merger”). In the Merger, each issued and outstanding share of the Issuer’s Common Stock (including all shares of the Issuer’s Common Stock held by the Venrock Entities and the Listed Persons) was converted into the right to receive $13.00 in cash. In the Merger, each outstanding option to purchase shares of the Issuer’s Common Stock (including all stock options held by Bryan E. Roberts) was cancelled in exchange for the right to receive a cash payment, without interest, equal to (i) $13.00 less the per-share exercise price of such option, multiplied by (ii) the number of shares of the Issuer’s Common Stock subject to such stock option. In connection with the Merger, each warrant to purchase shares of the Issuer’s Common Stock held by the Venrock Entities was cancelled in exchange for the right to receive a cash payment, without interest, equal to (i) $13.00 less the per-share exercise price of such warrant, multiplied by (ii) the number of shares of the Issuer’s Common Stock subject to such warrant.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
     The Venrock Entities are members of a group for purposes of this Schedule 13D.
          (a) As a result of the Merger, as of the date hereof (i) Venrock Associates beneficially owns 0 shares of the Issuer’s Common Stock, (ii) Venrock Associates III, L.P. beneficially owns 0 shares of the Issuer’s Common Stock, and (iii) Venrock Entrepreneurs Fund III, L.P. beneficially owns 0 shares of the Issuer’s Common Stock. Collectively, as of the date hereof, the Venrock Entities beneficially own 0 shares, or 0.0%, of the Issuer’s Common Stock. In addition, as a result of the Merger, none of the Listed Persons beneficially owns any shares of the Issuer’s Common Stock.
     (b) None of the Venrock Entities, nor any of the Listed Persons, has sole or shared power to vote or dispose, or to direct the disposition or the vote of, any shares of the Issuer’s Common Stock.
     (c) Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.
     (e) Not applicable.
Item 7. Material to Be Filed as Exhibits.
A. Agreement regarding filing of joint Schedule 13D/A.

CUSIP No.	829669100	SCHEDULE 13D/A	Page	6	of	7
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 2, 2007

VENROCK ASSOCIATES
by a General Partner
VENROCK ASSOCIATES III, L.P.,
by its General Partner, Venrock Management III LLC
VENROCK ENTREPRENEURS FUND III, L.P.
by its General Partner, VEF Management III LLC

By:	/s/ Bryan E. Roberts
	Name:	Bryan E. Roberts
	Title:	As a General Partner or Member

CUSIP No.	829669100	SCHEDULE 13D/A	Page	7	of	7
EXHIBIT INDEX
     A. Agreement regarding filing of joint Schedule 13D/A.